Southport Acquisition Corporation 268 Post Road, Suite 200 Fairfield, CT 06824	Angel Studios, Inc. 295 W Center St. Provo, UT 84601

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Valeria Franks
Joel Parker
Scott Anderegg
Mara Ransom

Re:	Southport Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed April 22, 2025 File No. 333-283151

Ladies and Gentlemen:

This letter sets forth the response of Southport Acquisition Corporation (“SAC”) and Angel Studios, Inc. (“ASI”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Trade & Services, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated May 9, 2025, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”), filed with the SEC on April 22, 2025.

Concurrently with the submission of this letter, SAC is filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (the “Revised Registration Statement”), which reflects SAC’s and ASI’s responses to the comments received from the Staff and certain updated information. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by SAC’s and ASI’s response. All references to page numbers in these responses are to the pages of the Revised Registration Statement.

U.S. Securities and Exchange Commission

June 13, 2025

Amendment No. 2 to Registration Statement on Form S-4 filed April 22, 2025

Summary of the Joint Proxy Statement/Prospectus, page 34

1.	Update your disclosure regarding your bitcoin treasury strategy to quantify the amount of bitcoin used as collateral for borrowings since December 31, 2024. Also, where you discuss your strategy, disclose your policies governing when you exchange your cash for bitcoin and when you monetize your bitcoin. If future bitcoin purchases will be executed using a time-weighted average price over a pre-arranged time period, revise to disclose as much. In addition, disclose whether you have policies governing the percentage of your treasury holdings that will be held as bitcoin. In this regard, your risk factor disclosure simply states that you "intend to purchase a significant amount of additional bitcoin in future periods and significantly increase [y]our overall holdings of bitcoin."

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 37, 317 and 335 of the Revised Registration Statement.

Risk Factors

Risks Relating to ASI's Bitcoin Treasury Strategy, page 96

2.	Enhance your risk factor disclosure to describe any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of the bitcoin you elect to use as collateral.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 100-111 of the Revised Registration Statement.

3.	We note your disclosure about the risk of non-performance by counterparties, such as your bitcoin custodian. In an appropriate place in your registration statement, disclose the material aspects of the bitcoin custody agreement, including how the custodian stores the private keys, including whether they are commingled with assets of other customers and the geographic area where they will be stored, whether the custodian carries insurance for any losses of the bitcoin it custodies for you and identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoin.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 40-41 and 319-320 of the Revised Registration Statement.

4.	Please describe anti-money laundering (AML), know-your-customer (KML) and other procedures conducted by you and the liquidity provider to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add risk factor disclosure describing the risks of that these due diligence procedures may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 40-41, 319-320 and 109-110 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

June 13, 2025

Background to the Business Combination, page 167

5.	We note your response and revisions to prior comment 5. As previously requested, revise to disclose ASI’s projected revenue growth and quantify the “proportional increase” referenced in your disclosure as it relates to Angel Guild Membership revenue. Disclose and quantify how Oppenheimer applied "such multiples to ASI's expected revenue growth from the projected increase in paid Angel Guild members." In this regard, explain the basis for ASI’s projected increase in Angel Guild paid memberships to at least one million in 2025, as such amount appears to exceed what you describe as a "proportional increase" in historical memberships. Considering Oppenheimer's analysis included ASI's revenues from theatrical releases, revise to provide ASI's projected revenue growth from such source. Quantify the "additional value" Oppenheimer estimated for ASI based upon ASI's bitcoin holdings. As previously requested, disclose whether or not ASI has affirmed to SAC that its projections reflect the view of ASI’s management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. Refer to Item 1609 of Regulation S-K.

Response:

In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 180-182, 185-186, 187 and 194 of the Revised Registration Statement.

6.	We note your revised disclosure pursuant to prior comment 6. Revise to discuss how representatives of SAC supported an equity value for ASI of at least $1.5 billion, considering the Oppenheimer analysis seems to support a pre-money enterprise value of $1.0 billion. Describe in further detail the financial analysis conducted to support this amount including the "comparable public equity trading valuations and private investment valuations, including both companies in the entertainment industry as well as companies operating under a recurring revenue model." Elaborate upon the publicly available information on private financings such as Legendary Entertainment and A24 Films. Also, elaborate upon how SAC concluded that Netflix was the best comparable publicly-traded company for ASI despite the fact that Netflix is significantly larger in terms of library of content, number of subscribers, and revenues.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 180-181 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

June 13, 2025

U.S. Federal Income Tax Considerations, page 233

7.	We note your disclosure on page 238 that "the qualification of the Business Combination as a reorganization depends on numerous facts and circumstances, some of which may not be known as of the Closing Date, and on certain actions and transactions that may occur after the Closing." Your disclosure suggests that counsel's ability to render a tax opinion is dependent upon factual, rather than legal, uncertainty. If so, such uncertainty should not prevent counsel from being able to provide a "should" or "more likely than not" opinion that assumes the relevant fact(s) and discloses the factual assumptions upon which the opinion is based. Please revise to provide a tax opinion. Refer to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 249 of the Revised Registration Statement and have added Exhibit 8.1 to the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 241

8.	Please provide us with a complete accounting analysis, citing authoritative literature used to reach your conclusions, of the transactions noted in notes 3(ddd), 3(eee), 4(bbb) and 4(ccc).

Response: SAC and ASI respectfully advise the Staff as follows:

Loan Recognition:

In accordance with ASC 835-30-25-4, when a note is issued solely for cash, its present value is presumed to equal the cash proceeds received. Per ASC 310-20-25-2, loan origination fees are deferred and netted against the proceeds. Accordingly, the following borrowings were recorded as “Digital assets loan, current” on the pro forma balance sheet in the Registration Statement filed with the SEC on April 22, 2025:

•	$1.0 million on January 3, 2025, net of a $5 thousand origination fee

•	$2.5 million on January 15, 2025, net of a $13 thousand origination fee

•	$10.0 million on February 28, 2025, net of a $100 thousand structuring fee

The pro forma statement of operations in the Registration Statement filed with the SEC on April 22, 2025 also included adjustments for interest expense and amortization of discount (to interest expense) as a result of the loans referenced in adjustments 3(ddd) and 3(eee). These pro forma statement of operations adjustments were made under the Article 11 assumption that the loans should be assumed to have been made on January 1, 2024 for purposes of making adjustments for the pro forma statement of operations.

Digital assets pledged as collateral:

In accordance with ASC 350-10-40-1, the derecognition of nonfinancial assets, such as digital assets, should be evaluated under ASC 610-20. Per ASC 610-20-25-2 through 25-7, derecognition is appropriate when the transferor (ASI) no longer controls the asset. A key factor is whether the transferee (the lender) has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

U.S. Securities and Exchange Commission

June 13, 2025

In this case, ASI and the lender are unrelated third parties, with no common control or consolidation required under ASC 810. The lender, acting as custodian, has the contractual right to rehypothecate the digital assets, i.e., to use, lend, or otherwise deploy them in its own operations, without ASI’s consent. Management determined that this satisfied the control transfer criteria outlined in ASC 610-20-25-5.

As a result, management concluded that the December 31, 2024 pro forma financial statements should include pro forma adjusting entries to:

•	Derecognize the digital assets from its balance sheet at their carrying amounts.

o	In accordance with Regulation S-X Article 11-02(a)(2)(ii), the effects of adopting a new accounting principle, such as ASU 2023-08, should not be reflected in pro forma financial statements until the principle is adopted in the registrant’s historical financial statements. As ASI adopted ASU 2023-08 on January 1, 2025, the pro forma financials as of December 31, 2024 within the Registration Statement filed with the SEC on April 22, 2025, reflected the prior accounting policy under which digital assets were carried at cost, less impairment, rather than at fair value.

•	Recognize a digital asset receivable at the fair value of the digital assets pledged as collateral, representing the right to receive the digital assets (or their equivalent) back at the end of the lending arrangement.

•	Recognize a gain for the excess of the the fair value of the digital assets receivable over the carrying amount of the derecognized digital assets.

Pro forma adjustments 3(ddd), 3(eee), 4(bbb), and 4(ccc) previously presented in the Registration Statement filed with the SEC on April 22, 2025 are no longer included as pro forma adjustments in the Revised Registration Statement. This is because the pro forma balance sheet is now presented as of March 31, 2025 and the transactions previously incorporated in adjustments 3(ddd), 3(eee), 4(bbb), and 4(ccc) in the Registration Statement filed with the SEC on April 22, 2025 occurred in January 2025 and February 2025. As a result, these transactions are already reflected in ASI’s historical financial statements as of and for the three months ended March 31, 2025 (which incorporate the adoption of ASU 2023-08) and thus no longer require separate pro forma adjustments (as the transactions are already fully reflected in the historical financial statements as of and for the three months ended March 31, 2025).

U.S. Securities and Exchange Commission

June 13, 2025

3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024, page 255

9.	Please tell us if the expected issuance of shares noted in footnote (ccc) has occurred, and if not, how you determined it is probable. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: SAC and ASI respectfully advise the Staff that the preferred share issuance referenced in footnote (ccc) was determined to be probable for inclusion in the pro forma financial statements within the Registration Statement filed with the SEC on April 22, 2025 based on the following:

•	ASI has previously completed similar offerings through its subsidiaries to raise capital specifically for print and advertising expenses associated with individual theatrical releases. In November 2024, Angel Studios 001, Inc., a consolidated subsidiary of ASI, successfully closed a Regulation A offering on Form 1-A. The offering was fully subscribed, and Angel Studios 001, Inc. issued 5,000,000 preferred shares at a price per share of $1.00, generating gross proceeds of $5,000,000.

•	In September 2024, ASI successfully closed a Regulation A offering on Form 1-A. The offering was fully subscribed, and ASI issued 661,375 shares of its Class C Common Stock at a price per share of $30.24, generating gross proceeds of $20,000,000.

Given the demonstrated success of these prior offerings by ASI and its subsidiary, Angel Studios 001, Inc., ASI determined that the expected preferred share issuance by Angel Studios 010, Inc. under Form 1-A reflected in footnote 3(ccc) was probable and that disclosure of pro forma financial information in the Registration Statement filed with the SEC on April 22, 2025 would be material to investors in accordance with Rule 11-01(a)(8).

The Angel Studios 010, Inc. Regulation A offering on Form 1-A closed and was fully subscribed in April 2025. Angel Studios 010, Inc. raised the maximum offering amount, issuing 5,000,000 preferred shares at a price per share of $1.00, for gross proceeds of $5,000,000. This is reflected in footnote 3(ccc) in the pro forma balance sheet on page 271 of the Revised Registration Statement.

Subsequent to March 31, 2025 but prior to the Closing Date, ASI expects to issue, through its subsidiary Angel Studios 022, Inc., 5,000,000 preferred shares at a price per share of $1.00 for gross proceeds of $5,000,000 through a Regulation A offering. See footnote 3(ddd) in the pro forma balance sheet on page 271 of the Revised Registration Statement. This offering was determined to be probable and disclosure of pro forma financial information in the Revised Registration Statement would be material to investors under Rule 11-01(a)(8). The determination that the expected issuance is probable is based on ASI’s demonstrated history of fully subscribed Regulation A offerings of ASI and its subsidiaries, Angel Studios 001, Inc. and Angel Studios 010, Inc.

U.S. Securities and Exchange Commission

June 13, 2025

10.	We note your response to prior comment 11. The proceeds raised from the transaction, accounted for as a reverse recapitalization, appear to be the cash from SAC. It’s unclear why you believe deemed proceeds are relevant in your analysis. Please revise to record any ASI transaction costs in excess of SAC’s cash outside of additional paid-in capital, or further explain your current treatment. Refer to SAB Topic 5.A.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure with respect to the above-mentioned ASI transaction costs in excess of SAC’s marketable securities, noted in footnote 3(c) on page 272 of the Revised Registration Statement. Specifically, the ASI transaction costs in excess of SAC’s marketable securities have now been recorded as an increase to accumulated deficit in the pro forma balance sheet and as expense in the pro forma statement of operations.

Legal Proceedings, page 305

11.	We note that according to current and periodic reports filed by Slingshot USA LLC, Slingshot USA, LLC has recently initiated legal proceedings against you for material breaches of their Content Distribution Agreement, copyright infringement, and unauthorized exploitation of Slingshot's intellectual property relating to the animated series Young David and forthcoming companion film David. If true, please revise your disclosure to include this lawsuit. Explain why the notes to your financial statements reference a proposed acquisition of Slingshot USA, LLC.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 333 of the Revised Registration Statement.

SAC and ASI respectfully inform the Staff that, near the end of fiscal year 2024, ASI entered into negotiations with a major shareholder of Slingshot USA LLC to acquire a controlling stake in the entity. As part of those negotiations, ASI made a $0.5 million earnest money deposit, which would be credited toward the future purchase price in the event negotiations were successful. Additionally, ASI paid $1.8 million in cash pursuant to an agreement with Slingshot USA LLC to acquire preferred units of the entity. The acquisition being considered was material in nature and while it had not reached a point where ASI considered it probable, ASI believed the earnest money deposit and preferred equity investment represented a significant commitment by ASI related to an acquisition that warranted disclosure.

Liquidity and Capital Resources, page 313

12.	We note your disclosure that you finance marketing activities for theatrical releases through P&A loan agreements with individual and institutional investors. Revise to also acknowledge your Regulation A offerings tailored to specific releases, the proceeds received from such offerings and use of proceeds to date. If your references to "crowdfunding" are to your Regulation A offerings, revise to clarify.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 342 of the Revised Registration Statement. Additionally, all prior references to “crowdfunding” throughout the Revised Registration Statement have been updated to refer to the offerings facilitated under Regulation A of Section 3(b) of the Securities Act.

Loan Agreement, page 344

13.	You disclose that your “description of the Amended P&A Loan Agreement is not complete and is subject to and qualified in its entirety by reference to the P&A Loan Agreement and the P&A Loan Agreement Amendment.” As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 377 of the Revised Registration Statement.

*        *        *        *        *        *

If you have any questions regarding this letter, please do not hesitate to contact SAC’s legal counsel, Matthew M. Guest at (212) 403-1341 or by email at MGuest@wlrk.com, or Raaj S. Narayan at (212) 403-1349 or by email at RSNarayan@wlrk.com, or ASI’s legal counsel, Mark Bonham at (801) 907-2702 or by email at MBonham@mayerbrown.com or Brian Hirshberg at (212) 506-2176 or by email at BHirshberg@mayerbrown.com.

Very truly yours,

/s/ Jeb Spencer
Jeb Spencer
Chief Executive Officer, Southport Acquisition Corporation

/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer, Angel Studios, Inc.

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz Mark Bonham, Mayer Brown LLP Brian Hirshberg, Mayer Brown LLP